UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FAIRMOUNT SANTROL HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30555Q108

(CUSIP Number)

Laurence Boens

Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium

With a copy to:

Peter D. Lyons, Esq.

Michael Levitt, Esq.

Freshfields Bruckhaus Deringer US LLP

601 Lexington Avenue

New York, NY 10022-4664

(212) 277-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

December 11, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 30555Q108	Page 2 of 14

1	NAME OF REPORTING PERSON Unimin Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,415,452.666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,415,452.666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,415,452.666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*       Beneficial ownership of 58,415,452.666 shares of common stock, par value $0.01 (the “Issuer Common Stock”), of Fairmount Santrol Holdings Inc., a Delaware corporation (the “Issuer”), is being reported hereunder solely because SCR-Sibelco NV, a company organized under the laws of Belgium (“Sibelco”), and Unimin Corporation, a Delaware corporation and wholly owned subsidiary of Sibelco (“Unimin” and, together with Sibelco, collectively, the “Reporting Persons”), may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting and Support Agreement, dated as of December 11, 2017, a copy of which is attached as Exhibit 2 hereto (the “Voting Agreement”), entered into by Unimin, Bison Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Unimin (the “Merger Sub 1”), and certain stockholders of the Issuer. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**       The calculation of the 26.1% beneficial ownership is based on (i) 58,415,452.666 shares of Issuer Common Stock beneficially owned by the Voting Agreement Shareholders (as defined below) that are parties to the Voting Agreement and (ii) 224,092,378 shares of Issuer Common Stock issued and outstanding as of December 8, 2017, as set forth in the Merger Agreement (as defined below) referred to in this Schedule 13D.

SCHEDULE 13D

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1	NAME OF REPORTING PERSON SCR-Sibelco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,415,452.666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,415,452.666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,415,452.666*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%**
14	TYPE OF REPORTING PERSON (See Instructions) HC-CO

*       Beneficial ownership of 58,415,452.666 shares of Issuer Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares of Issuer Common Stock as a result of certain provisions contained in the Voting Agreement. Pursuant to Rule 13d-4 under the Exchange Act, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is hereby expressly disclaimed.

**       The calculation of the 26.1% beneficial ownership is based on (i) 58,415,452.666 shares of Issuer Common Stock beneficially owned by the Voting Agreement Shareholders (as defined below) that are parties to the Voting Agreement and (ii) 224,092,378 shares of Issuer Common Stock issued and outstanding as of December 8, 2017, as set forth in the Merger Agreement (as defined below) referred to in this Schedule 13D.

SCHEDULE 13D

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ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule relates is the common stock, par value $0.01 per share, of Fairmount Santrol Holdings Inc., a Delaware corporation. The principal executive office of the Issuer is located at 8834 Mayfield Road, Chesterland, Ohio 44026, United States of America.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule is being filed by SCR-Sibelco NV, a company organized under the laws of Belgium (“Sibelco”) and Unimin Corporation, a Delaware corporation and wholly owned subsidiary of Sibelco (“Unimin” and, together with Sibelco, collectively, the “Reporting Persons”).

The address of the principal office of Unimin is 258 Elm St., New Canaan, Connecticut 06840, United States of America. The address of the principal office of Sibelco is Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium.

Unimin is an application-focused minerals company providing materials solutions to its customers drawing from a diversified product portfolio and the worldwide production capabilities of Sibelco, its privately held parent company. Unimin is one the largest producers of quartz proppants for oil and natural gas stimulation and recovery and is a leading supplier of multi-mineral product offerings to industrial customers in glass, construction, ceramics, coatings, polymers and foundry markets.

Sibelco is a Belgian privately-owned business which manufactures and distributes an extensive multi-mineral portfolio consisting of silica, clay, lime and other industrial, non-metallic (specialty) minerals. Sibelco is a global leader in material solutions, transforming raw materials with technology and know-how to offer solutions with and beyond minerals.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Unimin and Sibelco are set forth on Schedule I hereto and are incorporated by reference herein in their entirety.

During the past five years, none of the Reporting Persons has been and, to the best of their knowledge, no person listed on Schedule I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons has been and, to the best of their knowledge, no person listed on Schedule I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 21, 2017, a copy of which is attached as Exhibit 3 hereto.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As an inducement for Unimin and Bison Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Unimin ( “Merger Sub 1”), to enter into the Merger Agreement (as defined in Item 4 herein) and in consideration thereof, certain stockholders of the Issuer entered into the Voting and Support Agreement, dated as of December 11, 2017, a copy of which is attached as Exhibit 2 hereto (the “Voting Agreement”), with Unimin and Merger Sub 1. Other than entering into the Merger Agreement, neither Unimin nor Sibelco has paid any consideration to the Issuer or to any stockholder of the Issuer as an inducement to entering into the Voting Agreement.

SCHEDULE 13D

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For a summary of certain provisions of the Merger Agreement and Ancillary Agreements (as defined below), see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. For a summary of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3. The Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety. The Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

As described more fully in Item 3 and below, this Schedule relates to the proposed business combination of the Issuer and Unimin pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 11, 2017, by and among the Issuer, Sibelco, Unimin, Merger Sub 1 and Bison Merger Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of Unimin (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”).

Concurrently with the execution of the Merger Agreement, Charles D. Fowler and ASP FML Holdings, LLC (collectively, the “Voting Agreement Shareholders”), who collectively own 58,415,452.666 shares of Issuer Common Stock, entered into the Voting Agreement with Unimin and Merger Sub 1.

Merger Agreement

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Issuer and Sibelco have agreed to effect a strategic combination of their respective businesses by: (i) merging Merger Sub 1 with and into the Issuer (the “First Merger”), with the Issuer continuing as the surviving corporation (the “Surviving Corporation”), and (ii) upon the effective time of the First Merger, merging the Surviving Corporation with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 continuing as the surviving company as a wholly owned subsidiary of Unimin (also referred to herein as the “combined company”), which will become the parent holding company for the combined group.

The board of directors of each of the Issuer and Unimin has approved the Merger Agreement, the Mergers and the other transactions contemplated thereby.

Merger Consideration

Pursuant to the terms of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each share of Issuer Common Stock (other than treasury stock and any shares of Issuer Common Stock owned by the Issuer or any wholly owned subsidiary of the Issuer), will be converted into the right to receive (i) the number of shares of Unimin common stock, which is expected to have par value of $0.01 per share at Closing (the “Unimin Common Stock”), that will result in the holders of Issuer Common Stock, together with the holders of certain Issuer equity awards, owning 35% of the Unimin Common Stock (the “Exchange Ratio”) and (ii) an amount in cash equal to the result of (x) $170,000,000, divided by (y) the Fully Diluted Fairmount Share Number (as defined in the Merger Agreement), without interest. The Merger Agreement provides that, at the Effective Time, the Issuer’s stock options and other equity awards will automatically convert into stock options and equity awards with respect to Unimin Common Stock, on the same terms and conditions under the applicable plans and award agreements immediately prior to the Effective Time after giving effect to the Exchange Ratio and appropriate adjustments to reflect the consummation of the Mergers.

Registration and Listing of Unimin Common Stock

Sibelco and Unimin will prepare and will cause Unimin to file with the U.S. Securities and Exchange Commission a registration statement on Form S-4 in connection with the issuance of shares of Unimin Common Stock in the Mergers, which will include a prospectus relating to issuance of Unimin Common Stock to be issued in the First Merger. The Unimin Common Stock will be listed on the New York Stock Exchange as of and after the Effective Time.

SCHEDULE 13D

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Governance

Under the terms of the Merger Agreement, as of the Effective Time, Unimin will cause its certificate of incorporation and bylaws to be amended on the terms set forth in the Merger Agreement.

Under the terms of the Merger Agreement, as of the Effective Time, Jenniffer Deckard, who is currently the Chief Executive Officer of the Issuer, will serve as the Chief Executive Officer of the combined company. Under the terms of the Merger Agreement and the Stockholders Agreement, the combined company will have a board of directors consisting initially of 11 directors, (i) six of whom will be persons designated by Sibelco, one of whom will be the Chairman of the board of directors of the combined company, (ii) four of whom will be persons designated by the Issuer from the directors of the Issuer serving as of the date of the Merger Agreement, and (iii) Jenniffer Deckard in her capacity as the Chief Executive Officer of the combined company as of the Effective Time.

Conditions to the Mergers

The consummation of the Merger is subject to customary closing conditions, including (i) the approval of the Merger by holders of a majority in voting power of the outstanding shares of Issuer Common Stock, (ii) the absence of any law, injunction or certain other legal impediments to the consummation of the Mergers, (iii) the receipt of specified required regulatory approvals in agreed jurisdictions, including the early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) subject to certain materiality and other qualifications, the accuracy of representations and warranties made by the Issuer and each of Sibelco, Unimin and the Merger Subs, (v) the performance in all material respects by the Issuer, Unimin, Sibelco and the Merger Subs, respectively, of its obligations under the Merger Agreement, (vi) the registration statement on Form S-4 used to register the Unimin Common Stock to be issued in the First Merger being declared effective by the SEC, (vii) the approval for listing on the New York Stock Exchange of the Unimin Common Stock to be issued in the First Merger, (viii) the HPQ Carve-out and (ix) the receipt of a tax opinion from tax counsel as to the tax-free nature of each of the Mergers.

Certain other Terms of the Merger Agreement

The Merger Agreement contains customary representations and warranties made by each of the Issuer, Sibelco, Unimin and the Merger Subs. The parties have also agreed to various covenants in the Merger Agreement, including, among others, covenants (i) to conduct their respective businesses in the ordinary course consistent with past practice during the interim period between the execution of the Merger Agreement and the Effective Time, (ii) to cooperate to prepare and file (a) the Issuer’s proxy statement in connection with obtaining the approval of the Issuer’s stockholders for the Mergers and (b) Unimin’s registration statement in connection with the registration of the Unimin Common Stock to be issued in the First Merger, (iii) restricting, subject to certain limitations, the Issuer’s ability to solicit or enter into certain alternative transactions, (iv) to cause a meeting of the Issuer’s stockholders to be held to consider adoption of the Merger Agreement, and (v) to use their reasonable best efforts to consummate and obtain the proceeds of the financing transactions contemplated by the Debt Commitment Letter (as defined in the Merger Agreement), or to obtain alternative financing for the Mergers.

The Merger Agreement contains certain termination rights for each of the Issuer and Unimin, including in the event that: (i) the Merger is not completed on or prior to December 11, 2018, subject to extension for an additional six-month period for the purpose of obtaining regulatory clearances, (ii) a governmental entity of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action shall have become final and non-appealable (subject to certain limitations set forth in the Merger Agreement), (iii) the Merger Agreement is not approved by the stockholders of the Issuer at its stockholders meeting, (iv) if any required consent is conditioned on any of the Issuer, Unimin, or any of their respective subsidiaries or affiliates making a Material Divestiture (as defined in the Merger Agreement), (v) the Issuer’s board of directors changes its recommendation to the Issuer’s stockholders regarding the approval of the Merger Agreement, (vi) Unimin fails to consummate the Mergers at the Closing because the financing for the Mergers is unavailable, or (vii) at any time prior to obtaining approval of the Issuer’s stockholders, the Issuer receives a Company Superior Proposal (as defined in the Merger Agreement) and elects to terminate the Merger Agreement and enter into a definitive agreement in respect of that Company Superior Proposal.

SCHEDULE 13D

CUSIP No. 30555Q108	Page 7 of 14

Termination Fees

The Merger Agreement provides that, upon termination of the Merger Agreement under specified circumstances, including (i) a change in the recommendation of the board of directors of the Issuer, (ii) a termination of the Merger Agreement by the Issuer prior to obtaining approval of the Issuer’s stockholders in order to enter into a definitive agreement for a Company Superior Proposal (as defined in the Merger Agreement), or (iii) termination in connection with a material breach by the Issuer or because the Mergers are not consummated by the Outside Date (as defined in the Merger Agreement) at a time when there was an offer or proposal for an alternative transaction with respect to the Issuer and the Issuer enters into a definitive agreement or consummates a Company Qualifying Transaction (as defined in the Merger Agreement) within nine months following such date of termination, the Issuer will pay Unimin a termination fee equal to $52,000,000.

Further, the Merger Agreement provides that Unimin must pay a termination fee of $52,000,000 to the Issuer if the Merger Agreement is terminated because Unimin fails to consummate the Mergers at the Closing because the financing for the Mergers is unavailable.

Voting Agreement

On December 11, 2017, Unimin, Merger Sub 1, Charles D. Fowler and ASP FML Holdings, LLC entered into the Voting Agreement. Subject to the terms and conditions contained therein, the Voting Agreement requires ASP FML Holdings, LLC, which entity beneficially owns 48,156,628 shares of Issuer Common Stock (representing approximately 21.5% of the currently outstanding Issuer Common Stock), and Charles D. Fowler, who beneficially owns 10,258,824.666 shares of Issuer Common Stock (representing approximately 4.6% of the currently outstanding Issuer Common Stock), to vote their respective beneficially owned shares of Issuer Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereunder, unless the board of directors of the Issuer has changed its recommendation with respect thereto.

Further, the Voting Agreement Shareholders granted an irrevocable proxy to and appointed Unimin and any designee of Unimin as their attorneys-in-fact to vote their shares of Issuer Common Stock in accordance with the Voting Agreement. The Voting Agreement restricts the ability of the Voting Agreement Shareholders to transfer their shares of Issuer Common Stock. If during the term of the Voting Agreement, any Voting Agreement Shareholder becomes the record or beneficial owner of any Additional Securities (as defined in the Voting Agreement), such Additional Securities will be subject to the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time (as defined in the Merger Agreement), and (c) the board of directors of the Issuer making a Company Recommendation Change (as defined in the Merger Agreement). In addition, the Voting Agreement may be terminated, (A) with respect to an individual Voting Agreement Shareholder, (i) at any time by written consent of Unimin and such Voting Agreement Shareholder and (ii) by the Voting Agreement Shareholder following any amendment, change or modification to the Merger Agreement affecting the Merger Consideration in a manner detrimental to the Voting Agreement Shareholder or Article VII of the Merger Agreement or that would other otherwise have a material adverse effect on the Voting Agreement Shareholder, or (B) with respect to all Voting Agreement Shareholders, at any time by written consent of the parties to the Voting Agreement.

SCHEDULE 13D

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Stockholders Agreement

Concurrent with the closing of the Mergers contemplated by the Merger Agreement, Unimin, Sibelco and certain other stockholders of Unimin will enter into a Stockholders Agreement (the “Stockholders Agreement”).

Under the terms of the Stockholders Agreement, through the third annual stockholders meeting after the Effective Date, each party to the Stockholders Agreement agrees to vote all voting shares held by such party to ensure that the board of directors of Unimin consists of eleven directors. Prior to the earlier of (i) the close of business on the tenth business day following the date on which Sibelco and its affiliates no longer beneficially own more than 50% of the outstanding Unimin Common Stock and (ii) the close of business on the business day following a public announcement by Sibelco that the trigger date has occurred (the earlier of (i) and (ii), the “Trigger Date”), each party to the Stockholders Agreement will vote and take any necessary action so that (i) six directors will be the persons nominated by Sibelco and appointed to the board of directors under the terms of the Merger Agreement (the “Sibelco Directors”), one of whom will be the Chairman of the board of directors of Unimin, (ii) four directors will be persons nominated by the Issuer and appointed to the board of directors under the terms of the Merger Agreement (the “Fairmount Directors”), and (iii) the eleventh director will be the Chief Executive Officer of Unimin as of the Effective Time. From and after the Trigger Date, each party to the Stockholders Agreement will vote and take any necessary action so that (i) the number of Sibelco Directors will be reduced (by director removal or resignation) so that the proportion of Sibelco Directors on the board of directors is equal to Sibelco’s ownership percentage of the Unimin Common Stock, (ii) the Fairmount Directors remain directors and any vacancy created by the reduction in the number of Sibelco Directors will be filled pursuant to the Stockholders Agreement, and (iii) the eleventh director will be the Chief Executive Officer of Unimin as of the Effective Time.

Through the third annual stockholders meeting after the Effective Date, vacancies on the board of the directors of Unimin created by (i) the death, disability, retirement, resignation or removal of a Sibelco Director will be filled by the remaining Sibelco Directors then in office, (ii) the death, disability, retirement, resignation or removal of a Fairmount Director will be filled by the remaining Fairmount Directors then in office, and (iii) the removal or resignation of the Chief Executive Officer will be filled by the successor Chief Executive Officer.

The Stockholders Agreement provides that three of the Fairmount Directors must be independent (the “Fairmount independent directors”) and during the three year period following the Effective Time (the “Restricted Period”) certain actions, including the issuance of additional classes of capital stock to Sibelco or its affiliates, entry into certain agreements with Sibelco, pursuing claims against Sibelco or any Sibelco-related party and amending the Articles of Incorporation and Bylaws of Unimin must be approved by the Fairmount independent directors.

For 45 days following the Effective Time, Sibelco and any director who is also a party to the Stockholders Agreement will be prohibited from selling any shares of Unimin Common Stock. The Stockholders Agreement further provides that during the Restricted Period, Sibelco will be bound by customary lockup and standstill provisions, including covenants not to solicit competing proxies or call special meetings of Unimin’s stockholders, subject to the earlier expiration of the standstill provisions or certain waivers thereto upon the occurrence of certain events, Sibelco may not transfer any shares of Unimin Common Stock that it owns, subject to certain exceptions, and unless approved by the Fairmount independent directors, Sibelco will be subject to standstill restrictions. Under the terms of the Stockholders Agreement, Sibelco will have a pre-emptive right on the issuance of new securities by Unimin, subject to customary exceptions, and unless approved by a majority of all independent directors Sibelco will not acquire more than 70% of the outstanding Unimin Common Stock during the Restricted Period, or 80.1% of the outstanding Unimin Common Stock thereafter.

SCHEDULE 13D

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HPQ Carve-Out

Prior to the consummation of the Mergers, Unimin will divest its high purity quartz business to Sibelco by means of a distribution in exchange for a redemption of capital stock of Unimin held by Sibelco (the “HPQ Carve-out”). The HPQ Carve-out is governed by a Business Contribution Agreement and a Tax Matters Agreement to be entered into between Unimin, Sibelco and a newly established affiliate entity. Among other things, such agreements provide for customary allocation of assets and liabilities relating to Unimin’s high purity quartz business, and mutual indemnities provided by the relevant parties in respect of such liabilities.

Other Agreements

In connection with the execution of the Merger Agreement, Unimin has secured fully committed financing from Barclays Bank PLC and BNP Paribas to refinance Unimin’s and the Issuer’s outstanding debt obligations and certain transaction expenses.

In connection with certain transactions contemplated by the Merger Agreement, additional agreements will be entered into between Unimin and Sibelco at or prior to Closing, including a Distribution Agreement, Agency Agreement and Non-Compete Agreement. Pursuant to the Distribution Agreement, the parties will each provide distribution services with respect to certain of the other party’s products and license certain trademarks. Pursuant to the Agency Agreement, the parties will each provide exclusive agency services with respect to the other party’s products within defined trading areas. Pursuant to the Non-Compete Agreement, for so long as Sibelco or any of its affiliates owns more than 50% of the issued and outstanding shares of Unimin Common Stock, the parties agree to refrain from selling, marketing, distributing or producing certain products within defined markets and territories. The Distribution Agreement, Agency Agreement and Non-Compete Agreement, and all obligations, terms and conditions contained therein, will automatically terminate without any further action required by any party upon Sibelco directly or indirectly, ceasing to own more than 50% of the issued and outstanding shares of Unimin Common Stock.

In addition, at Closing, Unimin, Sibelco and Sibelco Switzerland GmbH will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, Sibelco and its affiliates are entitled to customary demand and piggyback registration rights.

The foregoing description of the (i) Merger Agreement, (ii) (a) the form of the Stockholders Agreement, (b) the form of the Business Contribution Agreement, (c) the form of the Tax Matters Agreement, (d) the form of the Distribution Agreement, (e) the form of the Agency Agreement, (f) the form of the Non-Compete Agreement, and (g) the form of the Registration Rights Agreement (collectively, the “Ancillary Agreements”) and (iii) the transactions contemplated thereby does not purport to be and is not complete and is subject to and qualified in its entirety by reference to the full text of the Merger Agreement and the Ancillary Agreements, copies of which are attached hereto as Exhibit 1 and the terms of which are incorporated herein by reference.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be and is not complete and is subject to and qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which are attached hereto as Exhibit 2 and the terms of which are incorporated herein by reference.

Other than as set forth in this Item 4, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

SCHEDULE 13D

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Prior to December 11, 2017, neither of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Issuer Common Stock or any other securities exchangeable or convertible into such shares. However, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to beneficially own 58,415,452.666 shares of Issuer Common Stock (with shared voting power and shared dispositive power) representing approximately 26.1% of the total outstanding shares of Issuer Common Stock, based on 224,092,378 shares of Issuer Common Stock reported outstanding as of December 8, 2017 (as set forth in the Merger Agreement). Information regarding the Voting Agreement Stockholders’ beneficial ownership is based upon information disclosed in the Voting Agreement. The Reporting Persons disclaim any beneficial ownership of such shares of Issuer Common Stock, and nothing herein shall be deemed to be an admission by either of the Reporting Persons as to the beneficial ownership of such shares. To the Reporting Parsons’ knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons identified in Schedule I hereto.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer with respect to any shares of Issuer Common Stock and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Issuer Common Stock other than the power provided pursuant to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either of the Reporting Persons is the beneficial owner of any securities of the Issuer (including, without limitation, the shares of Issuer Common Stock owned by the shareholder) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

(c)-(d) Except as described herein, none of the Reporting Persons nor, to the best of their knowledge, any other person referred to in Schedule I hereto, has acquired or disposed of any shares of Issuer Common Stock during the past 60 days. Furthermore, the Reporting Persons know of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 2, 3 and 4 is incorporated herein by reference in its entirety.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit 1	Agreement and Plan of Merger, dated as of December 11, 2017, by and among Fairmount Santrol Holdings Inc., SCR-Sibelco NV, Unimin Corporation, Bison Merger Sub, Inc. and Bison Merger Sub I, LLC, a copy of which is incorporated herein by reference from Exhibit 2.1 to the current report on Form 8-K filed by the Issuer on December 12, 2017.

Exhibit 2	Voting and Support Agreement, dated as of December 11, 2017, by and among Unimin Corporation, Bison Merger Sub, Inc. and the stockholders of Fairmount Santrol Holdings Inc. named therein.

Exhibit 3	Joint Filing Agreement, dated as of December 21, 2017, by and among the Reporting Persons.

SCHEDULE 13D

CUSIP No. 30555Q108	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2017

SCR-Sibelco NV

By:	/s/ Kurt Decat
Name: Kurt Decat
Title: Chief Financial Officer, Member of Executive Committee

By:	/s/ Jean-Luc Deleersnyder
Name: Jean-Luc Deleersnyder
Title: Chief Executive Officer, Member of Executive Committee

Unimin Corporation

By:	/s/ Campbell J. Jones
Name: Campbell J. Jones
Title: President and Chief Executive Officer

SCHEDULE 13D

CUSIP No. 30555Q108	Page 12 of 14

SCHEDULE I

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Unimin Corporation

Name of Directors and Executive Officers	Principal Address	Principal Occupation(1)	Citizenship

Campbell J. Jones	258 Elm St., New Canaan, Connecticut 06840, United States	President and Chief Executive Officer, Director	Australia

Andrew D. Eich	258 Elm St., New Canaan, Connecticut 06840, United States	Senior Vice President and Chief Commercial Officer, Director	United States

Mark B. Oskam	258 Elm St., New Canaan, Connecticut 06840, United States	Senior Vice President/Corporate Development	United States

Richard M. Solazzo	258 Elm St., New Canaan, Connecticut 06840, United States	Senior Vice President/Law, General Counsel & Secretary	United States

Meghan E. DeMasi	258 Elm St., New Canaan, Connecticut 06840, United States	Vice President/Finance and Treasurer	United States

Jennifer L. Fox	258 Elm St., New Canaan, Connecticut 06840, United States	Vice President/Human Resources	United States

Andrew G. Bradley	258 Elm St., New Canaan, Connecticut 06840, United States	Vice President/Safety, Health and Sustainability	United States

Douglas S. Losee	121 St. Andrews Ct., Mankato, Minnesota 56001, United States	Vice President/Environmental Affairs	United States

Joaquin Duran Martinez	Loma Larga No. 2621 Col., Obispado Monterrey, Nuevo Leon 64060, Mexico	Vice President/Mexico	Mexico

Reynaldo V. Aloy, Jr.	258 Elm St., New Canaan, Connecticut 06840, United States	Vice President/Financial Planning & Analysis	Brazil

Jean-Luc Deleersnyder (2)	Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium	Director	Belgium

______________________

(1)	Unless otherwise indicated, the principal occupation of each person is employment by/service at Unimin.

(2)	The principal occupation of Jean-Luc Deleersnyder is his position as Chief Executive Officer of Sibelco.

SCHEDULE 13D

CUSIP No. 30555Q108	Page 13 of 14

SCR-Sibelco NV

Name of Directors and Executive Officers	Principal Address	Position at Sibelco	Principal Occupation(1)	Citizenship / State of Incorporation
Bert De Graeve, permanent representative of IDW Consult BVBA (2)	Langenberg 41, 2323 Wortel Belgium	Chairman of the Board of Directors	Management company	Belgium
Frans Corpeleijn	Dr J.P.Thijsselaan 4, 2061 BJ Bloemendaal, The Netherlands	Director	Chairman of the Frans Hals Museum, director at various companies	The Netherlands
France de Sadeleer	Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium	Director	Director	Belgium
Paul de Lasteyrie du Saillant	147 rue de Paris, 94220 Charenton-le-Pont, France	Director	COO Essilor SA	France
Michel Delloye, permanent representative of Cytifinance SA (3)	Avenue du Derby 12, 1050 Brussels, Belgium	Director	Management company	Belgium
Jacques Emsens	Avenue Louise 366, 1050 Brussels, Belgium	Director	Chairman of JPSeven	Belgium
Pascal Emsens	Chaussée de la Hulpe 120, 1000, Brussels, Belgium	Director	Portfolio Manager at AtlasInvest NV	Belgium
Walter Emsens	Boulevard International 9, 1070, Brussels, Belgium	Director	Managing Director of VAG Security	Belgium
Hans-Josef Grehl	51365 Leverkusen, Germany	Director	Head of Procurement at Covestro AG	Germany
Christoph Grosspeter	Philosophenweg 12, D-92224 Amberg, Germany	Director	Managing director of Grosspeter 1ste VV GmbH & Co. KG	Germany
Jean-Pierre Labroue, permanent representative of Calavon Finance SAS (4)	19 rue Pierre Semard, 75009 Paris, France	Director	Management company	France

SCHEDULE 13D

CUSIP No. 30555Q108	Page 14 of 14

Name of Directors and Executive Officers	Principal Address	Position at Sibelco	Principal Occupation(1)	Citizenship / State of Incorporation

Jean-Luc Deleersnyder	Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium	Chief Executive Officer	Chief Executive Officer	Belgium

Kurt Decat	Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium	Chief Financial Officer	Chief Financial Officer	Belgium

Laurence Boens	Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium	Group Legal Counsel and Secretary	Group Legal Counsel and Secretary	Belgium

Olivier Lambrechts	Plantin en Moretuslei 1A, B-2018 Antwerp, Belgium	Executive Vice President of Corporate Development	Executive Vice President of Corporate Development	Belgium

(1)	Unless otherwise indicated, the principal occupation of each person is employment by/service at Sibelco.

(2)	IDW Consult BVBA, a management company incorporated in Belgium, is a director of Sibelco. Bert De Graeve, a Belgian citizen, is the managing director of IDW Consult BVBA and the permanent representative of IDW Consult BVBA on the board of directors of Sibelco. The principal occupation of Mr. Bert De Graeve is his role as chairman of the board of directors of Bekaert NV, which principal address is NV Bekaert SA, Bekaertstraat 2 BE-8550 Zwevegem, Belgium.

(3)

Cytifinance SA, a management company incorporated in Belgium, is a director of Sibelco. Michel Delloye, a Belgian citizen, is the managing director of Cytifinance SA and the permanent representative of Cytifinance SA on the board of directors of Sibelco. The principal occupation of Mr. Delloye is his role as the managing director of Cytifinance SA.

(4)

Calavon Finance SAS, a management company incorporated in France, is a director of Sibelco. Jean-Pierre Labroue, a French citizen, is the President of Calavon Finance SAS and the permanent representative of Calavon Finance SAS on the board of directors of Sibelco. The principal occupation of Mr. Labroue is his role as the President of Calavon Finance SAS.